SCHEDULE 13D

CUSIP No.54951L109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Luckin Coffee Inc.

(Name of issuer)

Class A Ordinary Shares, par value US$0.000002 per share

(Title of class of securities)

54951L109 (1)

(CUSIP number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong

+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing eight Class A Ordinary Shares of the Issuer

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Lucky Cup Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 136,172,000 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 136,172,000 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 136,172,000 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.87%(2)
(14)	Type of reporting person (see instructions) CO

(1) The reported securities consist of 136,172,000 Class B Ordinary Shares. Each Class B Ordinary Share has a par value of US$0.000002 per share and is convertible into one Class A Ordinary Share at any time by the holder thereof.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 136,172,000 Class A Ordinary Shares issuable upon the deemed conversion of the Class B Ordinary Shares held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Fortunate Cup Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,606,500 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,606,500 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 8,606,500 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.37%(2)
(14)	Type of reporting person (see instructions) CO

(1) The reporting person holds 8,606,500 Class B Ordinary Shares. Each Class B Ordinary Share has a par value of US$0.000002 per share and is convertible into one Class A Ordinary Share at any time by the holder thereof.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 8,606,500 Class A Ordinary Shares issuable upon the deemed conversion of the Class B Ordinary Shares held by the Reporting Person

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Cannonball Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 295,384,615 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 295,384,615 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 295,384,615 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.73%(2)
(14)	Type of reporting person (see instructions) CO

(1) The reporting person holds as of record 295,384,615 Preferred Shares. Each Preferred Share is convertible into one Class A Ordinary Share at the election of the holder at a conversion price of US$0.8125, subject to certain anti-dilution adjustments.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 295,384,615 Class A Ordinary Shares issuable upon the deemed conversion of the Preferred Shares held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Camel Humps Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Camel ZQ Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 155,675,675 Class A Ordinary Shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 155,675,675 Class A Ordinary Shares
(11)	Aggregate amount beneficially owned by each reporting person 155,675,675 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.70%(1)
(14)	Type of reporting person (see instructions) CO

(1) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Cameleer L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 125,405,404 Class A Ordinary Shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 125,405,404 Class A Ordinary Shares
(11)	Aggregate amount beneficially owned by each reporting person 125,405,404 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.40%(1)
(14)	Type of reporting person (see instructions) PN

(1) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Cameleer II L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 102,344,669 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 102,344,669 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 102,344,669 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.41%(2)
(14)	Type of reporting person (see instructions) PN

(1) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Centurium Capital Partners 2018, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 302,937,019 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 302,937,019 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 302,937,019 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.05% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) PN

(1) Represents shared voting and dispositive power over (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 8,606,500 Class B Ordinary Shares held by Fortunate Cup, and (iii) 158,158,519 Preferred Shares held by Cannonball, each of which are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of the Class B Ordinary Shares held by Lucky Cup and by Fortunate Cup and the Preferred Shares held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons CCM Lucky, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 125,486,906 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 125,486,906 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 125,486,906 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.04% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) PN

(1) Represents shared voting and dispositive power over 125,486,906 Preferred Shares held by Cannonball, each of which are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of the Class B Ordinary Shares held by Lucky Cup and by Fortunate Cup and the Preferred Shares held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons CCM CB II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,739,190 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,739,190 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 11,739,190 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.51% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) PN

(1) Represents shared voting and dispositive power over 11,739,190 Preferred Shares held by Cannonball, each of which are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of the Class B Ordinary Shares held by Lucky Cup and by Fortunate Cup and the Preferred Shares held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Centurium Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 823,588,863 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 823,588,863 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 823,588,863 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.49% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) CO

(1) Represents shared voting and dispositive power over (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 8,606,500 Class B Ordinary Shares held by Fortunate Cup, (iii) 295,384,615 Preferred Shares held by Cannonball, (iv) 155,675,675 Class A Ordinary Shares held by Camel ZQ, (v) 125,405,404 Class A Ordinary Shares held by Cameleer, and (vi) 102,344,669 Class A Ordinary Shares held by Cameleer II. Each of Class B Ordinary Shares and the Preferred Shares are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of Class B Ordinary Shares held by Lucky Cup and by Fortunate Cup and the Preferred Shares held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Hui Li
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 823,588,863 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 823,588,863 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 823,588,863 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.49% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) IN

(1) Represents shared voting and dispositive power over (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 8,606,500 Class B Ordinary Shares held by Fortunate Cup, (iii) 295,384,615 Preferred Shares held by Cannonball, (iv) 155,675,675 Class A Ordinary Shares held by Camel ZQ, (v) 125,405,404 Class A Ordinary Shares held by Cameleer, and (vi) 102,344,669 Class A Ordinary Shares held by Cameleer II. Each of the Class B Ordinary Shares and the Preferred Shares are convertible at the election of the Reporting Person into Class A Ordinary Shares.

(2) Percentage of Class A Ordinary Shares is calculated based on 1,880,396,244 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on September 21, 2021, plus the 440,163,115 Class A Shares issuable upon the deemed conversion of the Class B Ordinary Shares held by Lucky Cup and by Fortunate Cup and the Preferred Shares held by Cannonball.

SCHEDULE 13D

CUSIP No. 54951L109

Item 1. Security and Issuer.

This Schedule 13D/A constitutes Amendment No. 2 (“Amendment No. 2”) to and amends and supplements the prior statement on Schedule 13D as filed on December 9, 2021 (the “Original 13D”) and Amendment No. 1 to Schedule 13D as filed on January 25, 2022 (the “Amendment No. 1”, and as amended and supplemented by this Amendment No. 2, the “Schedule 13D”), and relates to the acquisition of 383,425,748 Class A Ordinary Shares, par value $0.000002 (the “Class A Ordinary Shares”) of Luckin Coffee Inc., a Cayman Islands exempted company (the “Issuer”) whose principal executive offices is located at 28th Floor, Building T3, Haixi Jingu Plaza 1-3 Taibei Road Siming District, Xiamen City, Fujian People’s Republic of China, 361008.

The Issuer’s American depositary shares (the “ADSs”), each representing eight Class A Ordinary Shares, were previously listed on NASDAQ and traded under the symbol “LKNC” prior to their delisting on June 29, 2020, and are currently trading on the OTC Pink Sheets under the symbol (OTCPK:LKNC:Y).

Item 2. Identity and Background.

Item 2 of the Amendment No. 1 is amended and restated in its entirety, as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1.	Lucky Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Lucky Cup”);

2.	Fortunate Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Fortunate Cup”);

3.	Cannonball Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Cannonball”);
4.	Camel Humps Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business is investment holding (“Camel”);

5.	Camel ZQ Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, a shareholder of Camel, and its principal business is investment holding (“Camel ZQ”);
6.	Cameleer L.P., a limited partnership incorporated under the laws of the Cayman Islands, a shareholder of Camel, and its principal business is investment holding (“Cameleer”);
7.	Cameleer II L.P., a limited partnership incorporated under the laws of the Cayman Islands, a shareholder of Camel, and its principal business is investment holding (“Cameleer II”);
8.	Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands, the sole shareholder of Lucky Cup and Fortunate Cup and a shareholder of Cannonball (“Centurium Fund I”);

9.	CCM Lucky, L.P., a limited partnership incorporated under the laws of the Cayman Islands, and a shareholder of Cannonball (“CCM Lucky”);

10.	CCM CB II, L.P., a limited partnership incorporated under the laws of the Cayman Islands, and a shareholder of Cannonball (“CCM CB II”, and together with CCM Lucky, Centurium Fund I, Cameleer and Cameleer II, the “Funds”);

11.	Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands which holds interests in the general partners of certain private equity funds that hold interests in Lucky Cup, Fortunate Cup and Cannonball (“Centurium”); and

12.	Mr. Hui Li, a Hong Kong citizen and sole shareholder and director of Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and sole shareholder of Centurium Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Mr. Li”, and together with Lucky Cup, Fortunate Cup, Cannonball, Camel, Camel ZQ, Cameleer, Cameleer II and Centurium, the “Reporting Persons”).

The address of the principal business and principal office of each of the Reporting Persons, other than Mr. Hui Li, is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of principal business and principal office of Mr. Hui Li is Suite 1008, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

The principal business of each of Lucky Cup, Fortunate Cup, Cannonball, Camel, Camel ZQ and the Funds is investment holding. The principal business of Centurium is holding interests in the general partners to certain private equity funds, including the Funds. The principal business of Mr. Li is controlling and managing Centurium.

Mr. Li is a director of the board of each of Lucky Cup, Fortunate Cup, Cannonball and Camel. Mr. Andrew Chan is a director of the board of each of Lucky Cup, Fortunate Cup, Cannonball, Camel and Camel ZQ. He is a Hong Kong citizen and his business address is Suite 1008, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong. Mr. Jun Liu is a director of the board of each of Cannonball, Camel and Camel ZQ. He is a Hong Kong citizen and his business address is Suite 1008, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

Lucky Cup, Fortunate Cup, Cannonball, Camel ZQ, Cameleer and Cameleer II are each the record holder of the shares described in Item 11 of the cover pages of this Schedule 13D.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds.

The information set forth in or incorporated by reference in Item 3 of the Schedule 13D is incorporated by reference into this Item 3.

On March 2, 2022, Camel distributed all of the 383,425,748 Class A Ordinary Shares it held to its shareholders, specifically: (i) 155,675,675 Class A Ordinary Shares were distributed to Camel ZQ, (ii) 125,405,404 Class A Ordinary Shares were distributed to Cameleer, and (iii) 102,344,669 Class A Ordinary Shares were distributed to Cameleer II.

Item 5. Interest in Securities of the Issuer

As a result of the transactions described herein, on March 2, 2022, Camel ceased to be the beneficial owner of more than five percent (5%) of the Class A Ordinary Shares of the Issuer. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D solely with respect to Camel and constitutes an exit filing solely for Camel, but not for any of the other Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 11, 2022

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2022

LUCKY CUP HOLDINGS LIMITED

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

FORTUNATE CUP HOLDINGS LIMITED

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

CANNONBALL LIMITED

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

CAMEL HUMPS LIMITED

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

CAMEL ZQ LIMITED

By:
Name:
Title:

CAMELEER L.P.

BY: CAMELEER LIMITED, GENERAL PARTNER

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

CAMELEER II L.P.

BY: CAMELEER II LIMITED, GENERAL PARTNER

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

CENTURIUM HOLDINGS LTD.

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

HUI LI

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

BY: CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

CCM LUCKY, L.P.

BY: CCM LUCKY LIMITED, GENERAL PARTNER

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director

CCM CB II, L.P.

BY: CCM CB II LIMITED, GENERAL PARTNER

By:	/s/ HUI LI
Name:	HUI LI
Title:	Director